Via Facsimile and U.S. Mail
Mail Stop 6010


November 23, 2005


Mr. S. Colin Neil
Chief Financial Officer, Secretary
and Treasurer
Axonyx Inc.
500 Seventh Avenue, 10th Floor
New York, NY  10018

Re:	Axonyx, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-25571

Dear Mr. Neil:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

Note B - Significant Accounting Policies, page F-8

[1] - Principles of Consolidation, page F-8

1. Please tell us why it is appropriate for the "Outside interest in
OXIS" to include "a portion of the carrying value of technology for developed patents" and cite the authoritative literature supporting this accounting.

      Please respond to these comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. S. Colin Neil
Axonyx, Inc.
November 23, 2005
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